SEC
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FEB 25 2010

Washington, DC
122

10025929

SECU[illegible]SION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16444

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Rives, Leavell & Co., ~~Inc~~.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1430 Lelia Drive
(No. and Street)

Jackson	MS	39216
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Roland Q. Leavell — (601) 948-4500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eubank & Betts, PLLC
(Name – *if individual, state last, first, middle name*)

P.O. Box 16090	Jackson	MS	39236
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Roland Q. Leavell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Rives Leavell & Co., Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Kimberly W. Ulrich

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (cash flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (under separate cover)
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATE OF MISSISSIPPI
NOTARY PUBLIC
ID # 86372
KIMBERLY W. ULRICH
Commission Expires
July 29, 2011
RANKIN COUNTY

RIVES, LEAVELL & CO., INC

FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2009 AND 2008

CONTENTS

EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 I-55 North, Suite 100 (39211) P.O. Box 16090
Jackson, Mississippi 39236-6090
Telephone 601-987-4300 *Fax* 601-987-4314
E-mail: firm@eubankbetts.com
Website: www.eubankbetts.com

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

We have audited the accompanying statements of financial condition of Rives, Leavell & Co., Inc. as of December 31, 2009 and 2008 and the related statements of income (loss), changes in stockholder's equity, cash flows and changes in subordinated borrowings for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Rives, Leavell & Co., Inc. as of December 31, 2009 and 2008 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Eubank & Betts

EUBANK & BETTS, PLLC

Jackson, Mississippi
February 8, 2010

RIVES, LEAVELL, & CO., INC.
Statement of Financial Condition
December 31, 2009 and 2008

ASSETS

	2009	2008
Cash and cash equivalents	$209,932	$ 95,280
Accounts receivable	42,524	74,300
Prepaid expenses	25,418	24,990
Income taxes receivable	435	845
Equipment and software, net of accumulated depreciation of $538,891 and $498,073, respectively	112,931	120,503
Deferred income taxes	1,000	34,000
Total assets	$392,240	$349,918

LIABILITIES AND STOCKHOLDER'S EQUITY

	2009	2008
Liabilities:		
Accounts payable	$ 377	$ 4,042
Accrued expenses	13,713	27,695
Total liabilities	14,090	31,737
Subordinated borrowings	200,000	200,000
Stockholder's equity:		
Common stock - $1 par value; 500,000 shares authorized; 61,880 shares issued and outstanding	61,880	61,880
Additional paid-in capital	425,100	425,100
Retained earnings (deficit)	(308,830)	(368,799)
Total stockholder's equity	178,150	118,181
Total liabilities and stockholder's equity	$392,240	$349,918

See accompanying notes to financial statements.

RIVES, LEAVELL, & CO., INC.
Statements of Income (Loss)
Years Ended December 31, 2009 and 2008

	2009	2008
Revenues:		
Service fees	$ 845,657	$ 740,956
Commissions and brokerage	567,985	631,030
Broker service fees	114,467	94,692
Interest income	37	971
Other	900	300
Total revenues	1,529,046	1,467,949
Expenses:		
Salaries	644,186	680,904
Advertising	8,892	11,304
Business development	21,569	24,590
Commissions	199,095	256,208
Depreciation	40,818	44,002
Dues and subscriptions	24,073	21,662
Insurance	69,055	97,100
Interest	11,658	15,426
Office and miscellaneous	109,773	128,063
Postage and freight	31,217	48,671
Payroll taxes	49,086	61,588
Printing costs	22,555	28,918
Professional fees	33,204	18,125
Benefit Administration	12,898	2,097
Rent	104,655	105,799
Taxes - other than payroll	9,906	7,189
Telephone	11,000	12,555
Travel	32,437	25,947
Total expenses	1,436,077	1,590,148
Net income (loss) from operations before income tax expense (benefit)	92,969	(122,199)
Income tax expense (benefit)	33,000	(37,000)
Net income (loss)	$ 59,969	$ (85,199)

See accompanying notes to financial statements.

RIVES, LEAVELL, & CO., INC.

Schedule of Changes in Stockholder's Equity

Years Ended December 31, 2009 and 2008

	2009	2008
Common stock:		
Balance, beginning of year	$ 61,880	$ 61,880
Changes during the year	-	-
Balance, end of the year	61,880	61,880
Additional paid-in capital:		
Balance, beginning of year	425,100	385,100
Capital contributed during year	-	40,000
Balance, end of the year	425,100	425,100
Retained earnings (deficit):		
Balance, beginning of the year	(368,799)	(283,600)
Net income (loss) for year	59,969	(85,199)
Balance, end of year	(308,830)	(368,799)
Total stockholder's equity	$ 178,150	$ 118,181

See accompanying notes to financial statements.

RIVES, LEAVELL, & CO., INC.
Statements of Cash Flows
Years Ended December 31, 2009 and 2008

	2009	2008
Cash flows from (used for) operating activities:		
Net income (loss)	$ 59,969	$ (85,199)
Adjustments to reconcile net income to net cash provided by operating activities:		
Non-cash items:		
Depreciation expense	40,818	44,002
Deferred income taxes	33,000	(37,000)
Changes in assets and liabilities during the year:		
Decrease in income taxes receivable	410	170
Decrease in accounts receivable	31,776	41,625
(Increase) decrease in prepaid expenses	(428)	2,487
Increase (decrease) in accounts payable	(3,666)	693
Increase (decrease) in accrued expenses	(13,982)	7,061
(Increase) decrease in cash surrender value of life insurance	-	9,142
Cash flows from (used for) operating activities	147,897	(17,019)
Cash flows used for investing activities		
Cash paid for purchases of equipment and software	(33,246)	(39,826)
Cash flows from (used for) financing activities:		
Proceeds from additional paid-in capital	-	40,000
Net increase (decrease) in cash	114,651	(16,845)
Cash and cash equivalents, beginning of year	95,280	112,125
Cash and cash equivalents, end of year	$ 209,931	$ 95,280
Supplemental disclosures:		
Interest paid during the year	$ 12,967	$ 18,432
Income tax paid (received) during the year	$ -	$ (170)

See accompanying notes to financial statements.

RIVES, LEAVELL, & CO., INC.

Statements of Changes in Subordinated Borrowings

Years Ended December 31, 2009 and 2008

	2009	2008
Subordinated borrowings, beginning of year	$ 200,000	$ 200,000
Changes during year:		
Additional borrowings	-	-
Subordinated borrowings, end of year	$ 200,000	$ 200,000

See accompanying notes to financial statements.

RIVES, LEAVELL & CO., INC.
Notes to Financial Statements
December 31, 2009 and 2008

Note 1 - Summary of significant accounting policies:

The summary of significant accounting policies is presented to assist in understanding the financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America for the years ended December 31, 2009 and 2008.

Organization, nature of business and market concentrations:
The Company was incorporated in 1971, under the laws of the State of Alabama. The Company engages in origination and brokerage activities for churches and non-profit institutions in various states, where registered, in the continental United States of America. The Company is registered with the Securities and Exchange Commission and qualified as a broker-dealer in thirty-eight states.

Recognition of revenues and expenses and basis of presentation:
The Company uses the accrual method of accounting. Revenues are recognized when earned, and expenses are recognized when incurred. The accompanying financial statements include the assets, liabilities, equity and financial activities of the Company.

Service fee and retail brokerage revenues are recognized as income, and service fees and retail brokerage commissions as expense, upon the satisfaction of the minimum escrow of certain bond issues. This escrow amount is normally a minimum of 40 percent of bond proceeds or such amount considered necessary to facilitate a first mortgage on the property of the Issuer of the bonds.

During 2009 and 2008, Rives, Leavell & Co., Inc. earned additional service fee revenue from church underwriting activities related to "when issued savings". Such revenue is derived from church assignments of a portion of sinking fund payments, which have been or will be accumulated at the paying agent. The Company recognizes revenue as earnings on church sinking fund payments from bond issuance dates that accumulate in excess of debt service requirements due to bondholders. This revenue is related to bonds issued to investors subsequent to the date-of-closing issuance dates.

Equipment and software and depreciation:
Equipment and software is stated at cost less accumulated depreciation. For financial reporting, estimates of depreciation are provided by the straight-line method over lives ranging from five to seven years. Maintenance and repairs are charged to expense as incurred. For income tax purposes, depreciation is provided under statutory accelerated methods.

Cash and cash equivalents:
For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments with initial maturities of less than three months to be cash equivalents.

Note 1 - Summary of significant accounting policies (Continued):

Financial instruments:

The Company defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. Financial instruments included in the Company's financial statements included cash and cash equivalents and accounts receivable. Unless otherwise disclosed in the notes to the financial statements, the carrying value of financial instruments is considered to approximate fair value due to the short maturity and characteristics of such instruments.

Profit-sharing plan:

Effective January 1, 2009, the Company established a new 401k plan, covering full-time employees with six months of eligibility service. The plan provides for employee elective deferrals up to the maximum amount allowed by the Internal Revenue Service, which, for 2009 and 2010, is the greater of 100% of covered compensation or $16,500 ($22,000 if over age 50). The Company employer match is discretionary; during 2009, the Company matched 2 percent of employee deferrals, the aggregate of which amounted to $9,598 (none in 2008). The Company increased the match to 4 percent in 2010. The Company match contribution vests with employees over a six year period of tenured service with the Company.

Income taxes:

The Company files various state returns based on the taxable income in each state.

Certain items, such as depreciation and limitations on charitable contributions, are accounted for differently for financial reporting and income tax purposes. Deferred income taxes are provided in recognition of these timing differences. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. Under that guidance, the Company assesses the likelihood, based on their technical merit, that the tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs:

The Company follows the policy of expensing all advertising costs as incurred.

Note 2 - Income taxes:

Income tax expense (benefit) is comprised of the following:

	Year Ended December 31	
	2009	2008
Current provision/benefit:		
Federal	$ -	$ -
State	-	-
Deferred	33,000	(37,000)
Income tax expense (benefit)	$ 33,000	$ (37,000)

A reconciliation of income taxes at statutory rates to income tax expense (benefit) follows:

	Year Ended December 31	
	2009	2008
Federal income taxes (benefit) at 34% maximum statutory rates	$ 31,609	$(41,547)
Effects of permanent differences	925	647
Effect of different Federal income tax brackets	466	3,900
Income tax expense (benefit)	$ 33,000	$(37,000)

The deferred tax asset (liability) consists of the following components:

	December 31	
	2009	2008
Depreciation	$(11,400)	$(11,600)
Net operating loss carryforward	12,400	45,600
	$ 1,000	$ 34,000

Note 2 - Income taxes (Continued):

As of December 31, 2009, the Company has a Federal net operating loss carryforward that expires in 2028 amounting to approximately $50,000, and State net operating loss carryforwards that expire in 2028 amounting to approximately $119,000. Additionally, the Company has a general business credit carryforward amounting to approximately $18,200 that begins expiring in 2025.

Note 3 - Net capital requirements:

As a registered broker-dealer, Rives, Leavell & Co., Inc. is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 dealing with the "Net Capital Rule" for brokers and dealers. The rule requires that a registered firm's aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined.

At December 31, 2009, the Company's net capital ratio (defined as aggregate indebtedness divided by net capital) was 6.68 percent. Its net capital was $210,933.

At December 31, 2009, the Company's debt to debt-equity ratio computed in accordance with Rule 15c3-1(d) was 0.00 percent.

Note 4 - Service fee agreement:

The Company operates under the terms of a service fee agreement with Reliance Trust Company of Atlanta, Georgia. The agreement provides that Reliance will receive, review, and accept the positions of Registrar, and Paying, Escrow, and Disbursing Agent with respect to all qualified programs originated by Rives, Leavell & Co., Inc. Substantially all bond issues directed by Rives, Leavell & Co., Inc. during the years ended December 31, 2009 and 2008 were served by Reliance Trust Company under the agreement.

Under the agreement, the Company provides administrative and consulting services in the development and closing of bond issues. In return for these services, the Company receives broker service fees revenue from Reliance Trust Company.

Note 5 - Operating leases:

The Company leases its office space on a month to month basis from Partners III, LLC, an entity owned by the shareholder of the Company, and, in 2009 and 2008, paid $103,827 to the lessor. Total rent expense in 2009 and 2008 amounted to $104,655.

Note 6 - Concentrations of risk:

The Company has funds deposited in financial institutions which at times exceed the $250,000 insurance provided by the Federal Deposit Insurance Corporation.

Note 7 – Subordinated borrowings:

The Company has subordination agreements with its shareholder for an aggregate amount of $200,000 at December 31, 2009. The subordinated borrowings are available in computing net capital under the SEC's uniform net capital rule. The borrowings may not be paid to the extent that they are required for the Company's continued compliance with minimum net capital requirements. The notes are due on September 1, 2016, and bear interest at a rate of prime plus 2.5 percent (5.75 percent at December 31, 2009).

Note 8 – Subsequent events:

Subsequent events have been evaluated through February 8, 2010, which is the date financial statements were available to be issued.

EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 I-55 North, Suite 100 (39211) P.O. Box 16090
Jackson, Mississippi 39236-6090
Telephone 601-987-4300 *Fax* 601-987-4314
E-mail: firm@eubankbetts.com
Website: www.eubankbetts.com

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

Our report on our audits of the basic financial statements of Rives, Leavell & Co., Inc. for 2009 and 2008 appears on Page 2. Those audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required under rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Eubank & Betts

EUBANK & BETTS, PLLC

Jackson, Mississippi
February 8, 2010

Schedule 1

RIVES, LEAVELL & CO., INC.
Computation of Net Capital Under Rule 15c3-1
December 31, 2009

Net capital

Total stockholder's equity	$ 178,150
Additions:	
Subordinated borrowings	200,000
	378,150
Deductions and charges:	
Less non - allowable assets:	
Equipment, net of accumulated depreciation	(112,931)
Accounts receivable	(24,138)
Prepaid expenses	(25,418)
Deferred income taxes (asset)	(1,000)
	(163,487)
Net capital before haircuts on security positions	214,663
Haircuts on security positions	(3,730)
Net capital	$ 210,933

Aggregate indebtedness

Items included in the statement of financial condition:	
Accounts payable	$ 377
Accrued expenses	13,713
	$ 14,090

Computation of basic net capital requirements

Minimum net capital required, 6-2/3% of aggregate indebtedness or $5,000	$ 5,000
Excess net capital	$ 205,933

Ratio of aggregate indebtedness to net capital	6.68%
Debt to debt-equity ratio	0.00%

Schedule 2

RIVES, LEAVELL & CO., INC.
Reconciliation Pursuant to Rule 17a-5(d)(4)
December 31, 2009

Inasmuch as the net capital per Part IIA of the quarterly December 31, 2009 FOCUS report, as originally filed, was in agreement with Schedule 1 of this report; no reconciliation is necessary.

Schedule 3

RIVES, LEAVELL & CO., INC.

Customer Protection Reserve Requirement

December 31, 2009

The Company acts solely in an agency capacity, and, as such, does not clear transactions or maintain customer accounts. Accordingly, in accordance with Sub-paragraph (K)(2)(1), the Company is exempt from the Customer Protection Reserve requirement.

EUBANK & BETTS
A Professional Limited Liability Company
CERTIFIED PUBLIC ACCOUNTANTS
3820 I-55 North, Suite 100 (39211) P.O. Box 16090
Jackson, Mississippi 39236-6090
Telephone 601-987-4300 *Fax* 601-987-4314
E-mail: firm@eubankbetts.com
Website: www.eubankbetts.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors and Stockholder
Rives, Leavell & Co., Inc.
Jackson, Mississippi

In planning and performing our audit of the financial statements and supplemental schedules of Rives, Leavell & Co., Inc. (the Company), as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13; and
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. However, we identified the following deficiency in internal control that we consider to be a material weakness, as defined above. This condition was considered in determining the nature, timing, and extent of the procedures performed in our audit of the financial statements of Rives, Leavell & Co., Inc. as of and for the year ended December 31, 2009, and this report does not affect our report thereon dated February 8, 2009.

The Company's limited accounting staff's size does not provide for adequate segregation of duties in the various accounting functions.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. (FINRA), and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eubank & Betts

EUBANK & BETTS, PLLC

Jackson, Mississippi
February 8, 2010